Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Toll Brothers, Inc., Toll Corp., First Huntingdon Finance Corp., Toll Brothers Finance Corp., and the additional registrants named therein for the registration of common stock, preferred stock, warrants, senior debt securities, subordinated debt securities, and guarantees of debt securities and to the incorporation by reference therein of our reports dated December 21, 2017, with respect to the consolidated financial statements of Toll Brothers, Inc., and the effectiveness of internal control over financial reporting of Toll Brothers, Inc., included in its Annual Report (Form 10-K) for the year ended October 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 9, 2018